 Exhibit 99.2
All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP and Other Financial Measures Advisory section of Suncor’s Management Discussion and Analysis (MD&A) dated May 7, 2024. See also the Advisories section of the MD&A. References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
First Quarter Highlights
•
Generated $3.2 billion in adjusted funds from operations(1) and $1.8 billion in adjusted operating earnings(1).

•
Record upstream production of 835,000 barrels per day (bbls/d) and record refined product sales of 581,000 bbls/d.

•
Upstream included all-time high Oil Sands production of 785,000 bbls/d and 102% upgrader utilization(2).

•
Highest-ever first quarter refining throughput of 455,000 bbls/d with 98% overall utilization.

•
Returned $1.0 billion to shareholders; via $700 million in dividends and $300 million in share repurchases.

"Our strong 2024 first quarter performance continued to build on the momentum established in the second half of 2023, with our workforce safely and cost-effectively delivering record high volumes and reliability across the board, upstream and downstream,” said Rich Kruger, Suncor’s President and Chief Executive Officer. "Our determination to consistently achieve the highest levels of performance starts with a top-to-bottom focus on the fundamentals of safety, reliability, and profitability and continues with a sense of accountability to deliver on our commitments.”
First Quarter Results
Financial Highlights ($ millions, unless otherwise noted)	Q1 2024	Q4 2023	Q1 2023
Net earnings	1 610	2 820	2 052

Per common share(1) (dollars)	1.25	2.18	1.54
Adjusted operating earnings(2)	1 817	1 635	1 809

Per common share(1)(2) (dollars)	1.41	1.26	1.36
Adjusted funds from operations(2)	3 169	4 034	3 002

Per common share(1)(2) (dollars)	2.46	3.12	2.26
Cash flow provided by operating activities	2 787	4 318	1 039

Per common share(1) (dollars)	2.16	3.34	0.78
Capital and exploration expenditures(3)	1 237	1 482	1 028
Free funds flow(2)	1 858	2 482	1 916
Dividend per common share(1) (dollars)	0.55	0.55	0.52
Share repurchases per common share(4) (dollars)	0.23	0.29	0.66
Returns to shareholders(5)	995	1 079	1 564
Net debt(2)	13 485	13 678	15 714
Operating Highlights	Q1 2024	Q4 2023	Q1 2023
Total upstream production (mbbls/d)	835.3	808.1	742.1

Refinery utilization (%)	98	98	79

(1)
Represented on a basic per share basis.

(2)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

(3)
Excludes capitalized interest and capital expenditures related to assets previously held for sale.

(4)
Share repurchases per common share are calculated as the total cost of share repurchases divided by the weighted average number of shares outstanding for the applicable period.

(5)
Includes dividends paid on common shares and repurchases of common shares.

(1)
Non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

(2)
Upgrader utilization is calculated using gross upgraded production, inclusive of internally consumed products and inter-asset transfers, and gross upgrader nameplate capacities, on an average basis of Oil Sands Base and Syncrude.

Financial Results
Adjusted Operating Earnings Reconciliation(1)
($ millions)	Q1 2024	Q4 2023	Q1 2023
Net earnings	1 610	2 820	2 052

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	220	(199)	3

Unrealized (gain) loss on risk management activities	(2)	(9)	18

Gain on significant acquisition and disposal	—	(1 125)	(302)

Asset impairment	—	158	—

Income tax (recovery) expense on adjusted operating earnings adjustments	(11)	(10)	38
Adjusted operating earnings(1)	1 817	1 635	1 809

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

•
Suncor’s adjusted operating earnings of $1.817 billion ($1.41 per common share) in the first quarter of 2024 were comparable to $1.809 billion ($1.36 per common share) in the prior year quarter, primarily due to higher Oil Sands sales volumes and refinery production in Refining and Marketing (R&M), partially offset by lower refined product realizations, lower average Oil Sands price realizations and increased Oil Sands royalties.

•
Suncor’s net earnings were $1.610 billion ($1.25 per common share) in the first quarter of 2024, compared to $2.052 billion ($1.54 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the first quarter of 2024 and the prior year quarter were impacted by the reconciling items shown in the table above.

•
Adjusted funds from operations were $3.169 billion ($2.46 per common share) in the first quarter of 2024, compared to $3.002 billion ($2.26 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings.

•
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.787 billion ($2.16 per common share) in the first quarter of 2024, compared to $1.039 billion ($0.78 per common share) in the prior year quarter.

•
Suncor’s total operating, selling and general (OS&G) expenses were $3.440 billion in the first quarter of 2024, compared to $3.424 billion in the prior year quarter, with the increase primarily due to the company’s increased working interest in Fort Hills and higher share-based compensation expenses, offset by lower commodity costs, decreased maintenance costs in the current quarter and the sale of the company’s U.K. E&P portfolio.

•
As at March 31, 2024, Suncor’s net debt was $13.485 billion, a decrease of $193 million compared to December 31, 2023, and $2.229 billion compared to March 31, 2023.

2   2024 First Quarter   Suncor Energy Inc.

Operating Results
(mbbls/d, unless otherwise noted)	Q1 2024	Q4 2023	Q1 2023
Total Oil Sands bitumen production	932.1	866.2	811.3
SCO and diesel production	572.5	495.6	517.6

Inter-asset transfers and consumption	(27.5)	(19.9)	(19.8)
Upgraded production – net SCO and diesel	545.0	475.7	497.8
Bitumen production	297.9	327.0	189.8

Inter-asset transfers	(57.9)	(45.3)	(12.5)
Non-upgraded bitumen production	240.0	281.7	177.3
Total Oil Sands production	785.0	757.4	675.1
Exploration and Production	50.3	50.7	67.0
Total upstream production	835.3	808.1	742.1
Refinery utilization (%)	98	98	79
Refinery crude oil processed	455.3	455.9	367.7

•
Total Oil Sands bitumen production increased to 932,100 bbls/d in the first quarter of 2024, compared to 811,300 bbls/d in the prior year quarter, primarily due to higher absolute bitumen production at Fort Hills, in addition to the company’s increased working interest, and higher bitumen production at Oil Sands operations including record Firebag production.

•
The company’s net synthetic crude oil (SCO) production was 545,000 bbls/d in the first quarter of 2024, compared to 497,800 bbls/d in the prior year quarter, with the current quarter reflecting strong asset performance at Oil Sands Base and the prior year quarter reflecting the impact of unplanned maintenance. Benefiting from Suncor’s regional asset connectivity and yield uplift from Fort Hills bitumen feedstock, Oil Sands Base upgrader utilization was a record 107% in the first quarter of 2024, compared to 95% in the prior year quarter, and Syncrude upgrader utilization was 96% in the first quarter of 2024, compared to 90% in the prior year quarter.

•
Inter-asset transfers were 67,800 bbls/d in the first quarter of 2024, demonstrating increased integration within Suncor’s regional Oil Sands assets. The increase was primarily driven by 41,800 bbls/d of bitumen transferred from Fort Hills to upgrading at Oil Sands Base and 16,100 bbls/d of In Situ bitumen transferred to Syncrude.

•
The company’s saleable non-upgraded bitumen production increased to 240,000 bbls/d in the first quarter of 2024, compared to 177,300 bbls/d in the prior year quarter, reflecting the higher absolute bitumen production noted above.

•
E&P production during the first quarter of 2024 decreased compared to the prior year quarter, primarily due to the divestment of the company’s U.K. portfolio and the absence of production from White Rose, partially offset by the addition of production from Terra Nova as the ramp up of the asset progresses.

•
Refinery crude throughput was 455,300 bbls/d and refinery utilization was 98% in the first quarter of 2024, compared to 367,700 bbls/d and 79% in the prior year quarter, reflecting strong utilizations at all refineries in the current quarter and the impact of restart activities at the company’s Commerce City refinery in the prior year quarter following its weather-related outage.

•
Refined product sales were a record 581,000 bbls/d in the first quarter of 2024, compared to 514,800 bbls/d in the prior year quarter, with the increase due to strong refinery production and the company leveraging its extensive domestic sales network and export channels in the current quarter, as well as the impacts of restart activities at the company’s Commerce City refinery in the prior year quarter.

Corporate and Strategy Updates
•
Launch of loyalty partnership. Petro-Canada™, together with Canadian Tire Corporation, announced the details of the Petro-Points™ and Triangle Rewards® loyalty partnership, which includes the benefits of linking accounts to maximize rewards from each loyalty program. Together, the loyalty partnership between two iconic Canadian brands provides more value and convenience to millions of loyalty members at more than 1,800 Petro-Canada and Canadian Tire Gas+ locations across the country.

Corporate Guidance Updates
There have been no changes to the corporate guidance ranges previously issued on December 5, 2023.
For further details and advisories regarding Suncor’s 2024 corporate guidance, see www.suncor.com/guidance.
2024 First Quarter   Suncor Energy Inc.   3

Management’s Discussion and Analysis
May 7, 2024
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2023, dated March 21, 2024 (the 2023 annual MD&A).
This MD&A, for the three months ended March 31, 2024, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three months ended March 31, 2024, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2023, and the 2023 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated March 21, 2024 (the 2023 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this document and is not incorporated into this document by reference.
References to “we”, “our”, “Suncor” or “the company” means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires.
Basis of Presentation
Unless otherwise noted, all financial information is derived from the company’s condensed Consolidated Financial Statements, which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude. In 2023, Suncor completed two separate acquisitions of additional working interest in Fort Hills, increasing its ownership from 54.11% to 100%.
Common Abbreviations
For a list of the abbreviations that may be used in this MD&A, please refer to the Common Abbreviations section of this MD&A.
4   2024 First Quarter   Suncor Energy Inc.

1. FIRST QUARTER HIGHLIGHTS
•
First quarter financial results. Adjusted funds from operations(1) were $3.169 billion ($2.46 per common share) in the first quarter of 2024, compared to $3.002 billion ($2.26 per common share) in the prior year quarter. Adjusted operating earnings(1) were $1.817 billion ($1.41 per common share) in the first quarter of 2024, compared to $1.809 billion ($1.36 per common share) in the prior year quarter.

•
Record Oil Sands production. Total Oil Sands production was 785,000 bbls/d in the first quarter of 2024, the highest quarterly Oil Sands production in company history, reflecting the company’s increased working interest in Fort Hills and record Firebag production. The company maximized SCO production through an upgrader utilization(2) of 102%, including a record 107% at Oil Sands Base, and 96% at Syncrude.

•
Record refinery throughput and refined product sales. Refinery crude throughput was 455,300 bbls/d in the first quarter of 2024, reflecting the highest first quarter throughput in the company’s history, and refined product sales were a record 581,000 bbls/d.

•
Returned value to shareholders. Suncor returned approximately $1.0 billion of value to shareholders in the first quarter of 2024 through $702 million in dividends and $293 million in share repurchases.

•
Launch of loyalty partnership. Petro-Canada™, together with Canadian Tire Corporation, announced the details of the Petro-Points™ and Triangle Rewards® loyalty partnership, which includes the benefits of linking accounts to maximize rewards from each loyalty program. Together, the loyalty partnership between two iconic Canadian brands provides more value and convenience to millions of loyalty members at more than 1,800 Petro-Canada and Canadian Tire Gas+ locations across the country.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

(2)
Upgrader utilization is calculated using gross upgraded production, inclusive of internally consumed products and inter-asset transfers, and gross upgrader nameplate capacities, on an average basis of Oil Sands Base and Syncrude.

2024 First Quarter   Suncor Energy Inc.   5

Management’s Discussion and Analysis
2. CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
Financial Highlights
	Three months ended March 31
($ millions)	2024	2023
Earnings (loss) before income taxes

Oil Sands	1 371	1 477

Exploration and Production	274	375

Refining and Marketing	1 114	993

Corporate and Eliminations	(539)	(131)

Income tax expense	(610)	(662)
Net earnings	1 610	2 052
Adjusted operating earnings (loss)(1)

Oil Sands	1 365	1 490

Exploration and Production	274	375

Refining and Marketing	1 118	998

Corporate and Eliminations	(319)	(430)

Income tax expense included in adjusted operating earnings	(621)	(624)
Total	1 817	1 809
Adjusted funds from (used in) operations(1)

Oil Sands	2 443	2 588

Exploration and Production	467	491

Refining and Marketing	1 306	1 194

Corporate and Eliminations	(398)	(533)

Current income tax expense	(649)	(738)
Total	3 169	3 002
Change in non-cash working capital	(382)	(1 963)

Cash flow provided by operating activities	2 787	1 039
Capital and exploration expenditures(2)(3)

Asset sustainment and maintenance	574	590

Economic investment	663	438
Total	1 237	1 028
Free funds flow(1)	1 858	1 916

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest of  $74 million in the first quarter of 2024, compared to $58 million in the first quarter of 2023.

(3)
Excludes capital expenditures related to assets previously held for sale of nil in the first quarter of 2024, compared to $42 million in the first quarter of 2023.

6   2024 First Quarter   Suncor Energy Inc.

Operating Highlights
	Three months ended March 31
(mbbls/d, unless otherwise noted)	2024	2023
Production volumes

Oil Sands – Upgraded – net SCO and diesel	545.0	497.8

Oil Sands – Non-upgraded bitumen	240.0	177.3
Total Oil Sands production volumes	785.0	675.1
Exploration and Production	50.3	67.0
Total upstream production	835.3	742.1
Refinery utilization (%)	98	79

Refinery crude oil processed	455.3	367.7
Financial Results
Net Earnings
Suncor’s consolidated net earnings for the first quarter of 2024 were $1.610 billion, compared to $2.052 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.
Other items affecting net earnings over these periods included:
•
An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of $220 million recorded in financing expenses in the Corporate and Eliminations segment in the first quarter of 2024, compared to $3 million in the first quarter of 2023.

•
An unrealized gain on risk management activities of $2 million recorded in other income (loss) in the first quarter of 2024, compared to an unrealized loss of $18 million in the first quarter of 2023.

•
During the first quarter of 2023, the company recorded a gain of $302 million on the sale of its wind and solar assets in the Corporate and Eliminations segment.

•
An income tax recovery related to the items noted above of $11 million in the first quarter of 2024, compared to an expense of $38 million in the first quarter of 2023.

Adjusted Operating Earnings Reconciliation(1)
	Three months ended March 31
($ millions)	2024	2023
Net earnings	1 610	2 052

Unrealized foreign exchange loss on U.S. dollar denominated debt	220	3

Unrealized (gain) loss on risk management activities	(2)	18

Gain on significant disposal	—	(302)

Income tax (recovery) expense on adjusted operating earnings adjustments	(11)	38
Adjusted operating earnings(1)	1 817	1 809

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2024 First Quarter   Suncor Energy Inc.   7

Management’s Discussion and Analysis
Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s adjusted operating earnings of $1.817 billion ($1.41 per common share) in the first quarter of 2024 were comparable to $1.809 billion ($1.36 per common share) in the prior year quarter, primarily due to higher Oil Sands sales volumes and refinery production in Refining and Marketing (R&M), partially offset by lower refined product realizations, lower average Oil Sands price realizations and increased Oil Sands royalties.
Adjusted Funds from Operations and Cash Flow Provided by Operating Activities
Adjusted funds from operations were $3.169 billion ($2.46 per common share) in the first quarter of 2024, compared to $3.002 billion ($2.26 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings.
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.787 billion ($2.16 per common share) in the first quarter of 2024, compared to $1.039 billion ($0.78 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a smaller use of cash associated with the company’s working capital balances in the current quarter compared to the prior year quarter. The use of cash in the first quarter of 2024 was primarily due to higher accounts receivable balances, as a result of an increase in sales volumes and an increase in benchmark commodity prices during the quarter, partially offset by a decrease in tax receivable balances.
Operating, Selling and General Expenses
	Three months ended March 31
($ millions)	2024	2023
Operations, selling and corporate costs	2 815	2 726

Commodities	466	551

Share-based compensation and other(1)	159	147
Total operating, selling and general (OS&G) expenses	3 440	3 424

(1)
In the first quarter of 2024, share-based compensation expense of  $159 million included $51 million recorded in the Oil Sands segment, $5 million recorded in the E&P segment, $25 million recorded in the R&M segment and $78 million recorded in the Corporate and Eliminations segment. In the first quarter of 2023, share-based compensation expense of  $101 million included $39 million recorded in the Oil Sands segment, $2 million recorded in the E&P segment, $16 million recorded in the R&M segment and $44 million recorded in the Corporate and Eliminations segment. In the first quarter of 2023, other primarily includes costs associated with investments in the company’s digital transformation and spend related to low-carbon fuel development projects.

The increase in OS&G expenses in the first quarter of 2024 compared to the prior year quarter was primarily due to the company’s increased working interest in Fort Hills and higher share-based compensation expenses, offset by lower commodity costs, decreased maintenance costs in the current quarter and the sale of the company’s U.K. E&P portfolio. The company’s exposure to commodity costs is partially mitigated by revenue from power sales that are recorded in operating revenues.
8   2024 First Quarter   Suncor Energy Inc.

Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. For additional details, see the Financial Information section of the 2023 annual MD&A.
		Average for the three months ended March 31
		2024	2023
WTI crude oil at Cushing	US$/bbl	76.95	76.10

Dated Brent crude	US$/bbl	83.25	81.25

Dated Brent/Maya crude oil FOB price differential	US$/bbl	14.10	18.40

MSW at Edmonton	Cdn$/bbl	92.20	99.05

WCS at Hardisty	US$/bbl	57.60	51.35

WTI-WCS light/heavy differential	US$/bbl	(19.35)	(24.75)

SYN-WTI (differential) premium	US$/bbl	(7.40)	2.10

Condensate at Edmonton	US$/bbl	72.80	79.85

Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.20	3.05

Alberta Power Pool Price	Cdn$/MWh	99.30	142.00

New York Harbor 2-1-1 crack(1)	US$/bbl	27.05	36.70

Chicago 2-1-1 crack(1)	US$/bbl	19.80	31.55

Portland 2-1-1 crack(1)	US$/bbl	26.85	37.40

Gulf Coast 2-1-1 crack(1)	US$/bbl	27.95	37.65

U.S. Renewable Volume Obligation	US$/bbl	3.70	8.20

Suncor custom 5-2-2-1 index(2)	US$/bbl	35.95	42.80

Exchange rate (average)	US$/Cdn$	0.74	0.74

Exchange rate (end of period)	US$/Cdn$	0.74	0.74

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the 5-2-2-1 index is calculated, see Suncor’s 2023 annual MD&A.

2024 First Quarter   Suncor Energy Inc.   9

Management’s Discussion and Analysis
3. SEGMENT RESULTS AND ANALYSIS
OIL SANDS
Financial Highlights
	Three months ended March 31
($ millions)	2024	2023
Operating revenues	6 922	6 067

Less: Royalties	(782)	(272)
Operating revenues, net of royalties	6 140	5 795
Earnings before income taxes	1 371	1 477
Adjusted for:

Unrealized (gain) loss on risk management activities	(6)	13
Adjusted operating earnings(1)	1 365	1 490
Adjusted funds from operations(1)	2 443	2 588
Free funds flow(1)	1 448	1 778

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands segment adjusted operating earnings were $1.365 billion in the first quarter of 2024, compared to $1.490 billion in the prior year quarter, with the decrease primarily due to higher royalties as a result of higher bitumen pricing, and lower SCO realizations, partially offset by increased sales volumes and higher heavy crude oil realizations.
10   2024 First Quarter   Suncor Energy Inc.

Production Volumes
	Three months ended March 31
(mbbls/d)	2024	2023
Oil Sands bitumen production

Upgrader bitumen throughput	692.1	634.0

Non-upgraded bitumen production	240.0	177.3
Total Oil Sands bitumen production	932.1	811.3
Upgraded – net SCO and diesel

Oil Sands operations(1)	374.6	332.7

Syncrude(1)	197.9	184.9

Inter-asset transfers and consumption(2)(3)	(27.5)	(19.8)
Upgraded – net SCO and diesel production	545.0	497.8
Non-upgraded bitumen

Oil Sands operations	120.3	109.9

Fort Hills	177.6	74.7

Syncrude	—	5.2

Inter-asset transfers(4)	(57.9)	(12.5)
Non-upgraded bitumen production	240.0	177.3
Oil Sands production volumes to market

Upgraded – net SCO and diesel	545.0	497.8

Non-upgraded bitumen	240.0	177.3
Total Oil Sands production volumes	785.0	675.1

(1)
Oil Sands Base upgrader yields are approximately 80% of bitumen throughput and Syncrude upgrader yield is approximately 85% of bitumen throughput. Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed products and inter-asset transfers.

(2)
Both Oil Sands operations and Syncrude produce diesel and other products, which are internally consumed in operations. In the first quarter of 2024, Oil Sands operations production volumes included 14,800 bbls/d of internally consumed products, of which 9,700 bbls/d was consumed at Oil Sands Base, 4,400 bbls/d was consumed at Fort Hills and 700 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,800 bbls/d of internally consumed products.

(3)
In the first quarter of 2024, upgraded inter-asset transfers consist of 9,900 bbls/d of SCO that was transferred from Oil Sands operations to Syncrude.

(4)
In the first quarter of 2024, non-upgraded inter-asset transfers consist of 16,100 bbls/d of bitumen that was transferred from Oil Sands operations to Syncrude and 41,800 bbls/d of bitumen that was transferred from Fort Hills to Oil Sands Base.

Total Oil Sands bitumen production increased to 932,100 bbls/d in the first quarter of 2024, compared to 811,300 bbls/d in the prior year quarter, primarily due to higher absolute bitumen production at Fort Hills, in addition to the company’s increased working interest, and higher bitumen production at Oil Sands operations including record Firebag production.
The company’s net SCO production was 545,000 bbls/d in the first quarter of 2024, compared to 497,800 bbls/d in the prior year quarter, with the current quarter reflecting strong asset performance at Oil Sands Base and the prior year quarter reflecting the impact of unplanned maintenance. Benefiting from Suncor’s regional asset connectivity and yield uplift from Fort Hills bitumen feedstock, Oil Sands Base upgrader utilization was a record 107% in the first quarter of 2024, compared to 95% in the prior year quarter, and Syncrude upgrader utilization was 96% in the first quarter of 2024, compared to 90% in the prior year quarter.
Inter-asset transfers were 67,800 bbls/d in the first quarter of 2024, demonstrating increased integration within Suncor’s regional Oil Sands assets. The increase was primarily driven by 41,800 bbls/d of bitumen transferred from Fort Hills to upgrading at Oil Sands Base and 16,100 bbls/d of In Situ bitumen transferred to Syncrude.
The company’s saleable non-upgraded bitumen production increased to 240,000 bbls/d in the first quarter of 2024, compared to 177,300 bbls/d in the prior year quarter, reflecting the higher absolute bitumen production noted above.
2024 First Quarter   Suncor Energy Inc.   11

Management’s Discussion and Analysis
Sales Volumes
	Three months ended March 31
(mbbls/d)	2024	2023
Upgraded – net SCO and diesel	550.3	504.0

Non-upgraded bitumen	233.8	174.1
Total	784.1	678.1
SCO and diesel sales volumes increased to 550,300 bbls/d in the first quarter of 2024, compared to 504,000 bbls/d in the prior year quarter, primarily due to the increase in production volumes in the current quarter compared to the prior year quarter.
Non-upgraded bitumen sales volumes increased to 233,800 bbls/d in the first quarter of 2024, compared to 174,100 bbls/d in the prior year quarter, primarily due to the increase in saleable non-upgraded bitumen production volumes in the current quarter compared to the prior year quarter.
Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended March 31
($/bbl)	2024	2023
Upgraded – net SCO and diesel	90.97	98.87

Non-upgraded bitumen	65.11	51.50

Average crude	83.24	86.71

Average crude, relative to WTI	(20.55)	(16.18)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands price realizations decreased in the first quarter of 2024 from the prior year quarter, primarily due to weaker SYN-WTI differentials in the current quarter compared to the prior year quarter, partially offset by narrower heavy crude oil differentials.
Royalties
Royalties for the Oil Sands segment increased in the first quarter of 2024 compared to the prior year quarter, primarily due to improved bitumen pricing and higher bitumen production volumes.
Expenses and Other Factors
Total Oil Sands operating expenses increased in the first quarter of 2024 compared to the prior year quarter, primarily due to the company’s increased working interest as well as higher mining activity and production at Fort Hills, partially offset by lower commodity costs and lower maintenance costs in the current quarter. See the Cash Operating Costs section below for additional details regarding cash operating costs and a breakdown of non-production costs by asset.
12   2024 First Quarter   Suncor Energy Inc.

Cash Operating Costs
	Three months ended March 31
($ millions, except as noted)	2024	2023
Oil Sands OS&G(1)	2 482	2 421
Oil Sands operations cash operating costs reconciliation

Oil Sands operations OS&G	1 278	1 372

Non-production costs(3)	37	(51)

Excess power capacity and other(4)	(105)	(142)
Oil Sands operations cash operating costs(2)	1 210	1 179

Oil Sands operations production volumes (mbbls/d)	494.9	442.6

Oil Sands operations cash operating costs(2) ($/bbl)	26.85	29.60
Fort Hills cash operating costs reconciliation

Fort Hills OS&G	613	349

Non-production costs(3)	(67)	(54)

Excess power capacity(4)	(15)	(17)
Fort Hills cash operating costs(2)	531	278

Fort Hills production volumes (mbbls/d)	177.6	74.7

Fort Hills cash operating costs(2) ($/bbl)	32.85	41.40
Syncrude cash operating costs reconciliation

Syncrude OS&G	656	751

Non-production costs(3)	(6)	(58)

Excess power capacity(4)	(8)	(4)
Syncrude cash operating costs(2)	642	689

Syncrude production volumes (mbbls/d)	197.9	190.1

Syncrude cash operating costs(2) ($/bbl)	35.70	40.25

(1)
Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. In the first quarter of 2024, Oil Sands OS&G included ($65) million of inventory changes and internal transfers. In the first quarter of 2023, Oil Sands OS&G included ($51) million of inventory changes and internal transfers.

(2)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)
Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) decreased to $26.85 in the first quarter of 2024, compared to $29.60 in the prior year quarter, primarily due to increased production, lower natural gas prices and other commodity costs, partially offset by a higher proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base and a decrease in excess power revenues resulting from lower power prices.
Fort Hills cash operating costs per barrel(1) decreased to $32.85 in the first quarter of 2024, compared to $41.40 in the prior year quarter, primarily due to higher absolute production volumes, partially offset by increased mining activity associated with the mine improvement plan.
Syncrude cash operating costs per barrel(1) decreased to $35.70 in the first quarter of 2024, compared to $40.25 in the prior year quarter, primarily due to decreased maintenance costs in the current quarter and higher production volumes.

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2024 First Quarter   Suncor Energy Inc.   13

Management’s Discussion and Analysis
Planned Maintenance Update
Significant planned turnaround activities at Oil Sands Base Upgrader 1 are scheduled for the second quarter of 2024. Subsequent to the first quarter, the company commenced and completed planned maintenance activities at Fort Hills. Additionally, significant planned turnaround activities at Syncrude, which commenced in the first quarter of 2024, are expected to be completed in the second quarter of 2024. The impact of these maintenance events has been reflected in the company’s 2024 guidance.
Asset Transactions
On February 2, 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills for $712 million, bringing the company’s working interest in Fort Hills to 68.76% in the first quarter of 2023.
On November 20, 2023, Suncor completed the acquisition of TotalEnergies EP Canada Ltd., which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills.
EXPLORATION AND PRODUCTION
Financial Highlights
	Three months ended March 31
($ millions)	2024	2023
Operating revenues(1)	765	734

Less: Royalties(1)	(142)	(86)
Operating revenues, net of royalties	623	648
Earnings before income taxes	274	375
Adjusted operating earnings(2)	274	375
Adjusted funds from operations(2)	467	491
Free funds flow(2)	325	353

(1)
Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s financial statements. In the first quarter of 2024, revenue included a gross-up amount of  $119 million, with an offsetting amount of  $62 million in royalties in the E&P segment and $57 million in income tax expense recorded at the consolidated level. In the first quarter of 2023, revenue included a gross-up amount of  $68 million, with an offsetting amount of  $35 million in royalties in the E&P segment and $33 million in income tax expense recorded at the consolidated level.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Adjusted operating earnings for the E&P segment in the first quarter of 2024 were $274 million, compared to $375 million in the prior year quarter, with the decrease primarily due to lower sales volumes at E&P International, as a result of the divestment of the company’s U.K. portfolio in the second quarter of 2023, and increased depreciation, depletion and amortization (DD&A), partially offset by higher realized crude prices and increased sales volumes at E&P Canada.
Volumes
	Three months ended March 31
(mbbls/d)	2024	2023
E&P Canada	46.7	46.7

E&P International	3.6	20.3
Total production	50.3	67.0
Total sales volumes	63.3	68.7
Production volumes for E&P were 50,300 bbls/d in the first quarter of 2024, compared to 67,000 bbls/d in the prior year quarter, with the decrease primarily due to the divestment of the company’s U.K. portfolio and the absence of production from White Rose, partially offset by the addition of production from Terra Nova as the ramp-up of the asset progresses.
Total E&P sales volumes were 63,300 bbls/d in the first quarter of 2024, compared to 68,700 bbls/d in the prior year quarter, primarily due to the same factors that impacted production volumes, as well as a larger draw of inventory in E&P Canada in the first quarter of 2024 compared to the prior year quarter, associated with the timing of cargo sales.
14   2024 First Quarter   Suncor Energy Inc.

Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended March 31
($/bbl)	2024	2023
E&P Canada	107.52	101.11

E&P International(2)	—	113.82

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
E&P International price realizations exclude Libya.

E&P price realizations increased in the first quarter of 2024 compared to the prior year quarter, in line with the increase in benchmark prices for Brent crude.
Royalties
In the first quarter of 2024, E&P royalties, excluding the impact of Libya, were higher compared to the prior year quarter primarily due to the increase in price realizations and increased sales volumes.
Expenses and Other Factors
Operating and transportation expenses increased in the first quarter of 2024 compared to the prior year quarter primarily due to the restart of production at Terra Nova and a draw of inventory in the current quarter, partially offset by the divestment of the company’s U.K. portfolio.
DD&A and exploration expense for the first quarter of 2024 increased compared to the prior year quarter primarily due to the restart of production at Terra Nova.
Financing expense and other in the first quarter of 2024 was comparable to the prior year quarter.
Planned Maintenance Update for Operated Assets
There are no significant planned maintenance events for the E&P segment scheduled for the second quarter of 2024.
REFINING AND MARKETING
Financial Highlights
	Three months ended March 31
($ millions)	2024	2023
Operating revenues	7 613	7 173
Earnings before income taxes	1 114	993
Adjusted for:

Unrealized loss on risk management activities	4	5
Adjusted operating earnings(1)	1 118	998
Adjusted funds from operations(1)	1 306	1 194
Free funds flow(1)	1 138	1 069

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

R&M adjusted operating earnings in the first quarter of 2024 were $1.118 billion, compared to $998 million in the prior year quarter. The increase in adjusted operating earnings was primarily due to increased refinery production and a first-in, first-out (FIFO) inventory valuation gain in the first quarter of 2024, compared to a loss in the prior year quarter, partially offset by lower benchmark crack spreads.
2024 First Quarter   Suncor Energy Inc.   15

Management’s Discussion and Analysis
Volumes
	Three months ended March 31
	2024	2023
Crude oil processed (mbbls/d)

Eastern North America	216.5	203.9

Western North America	238.8	163.8
Total	455.3	367.7
Refinery utilization(1) (%)

Eastern North America	98	92

Western North America	98	67
Total	98	79
Refined product sales (mbbls/d)

Gasoline	243.5	208.3

Distillate	260.1	232.7

Other	77.4	73.8
Total	581.0	514.8
Refinery production(2) (mbbls)	44 074	35 583
Refining and marketing gross margin – First-in, first-out (FIFO)(3) ($/bbl)	46.65	55.45

Refining and marketing gross margin – Last-in, first-out (LIFO)(3) ($/bbl)	45.75	59.15

Refining operating expense(3) ($/bbl)	7.15	8.15

(1)
Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units.

(2)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(3)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Refinery crude throughput was 455,300 bbls/d and refinery utilization was 98% in the first quarter of 2024, compared to 367,700 bbls/d and 79% in the prior year quarter, reflecting strong utilizations at all refineries in the current quarter and the impact of restart activities at the company’s Commerce City refinery in the prior year quarter following its weather-related outage.
Refined product sales were a record 581,000 bbls/d in the first quarter of 2024, compared to 514,800 bbls/d in the prior year quarter, with the increase due to strong refinery production and the company leveraging its extensive domestic sales network and export channels in the current quarter, as well as the impacts of restart activities at the company’s Commerce City refinery in the prior year quarter.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin decreased to $45.75/bbl in the first quarter of 2024, from $59.15/bbl in the prior year quarter, primarily due to lower benchmark crack spreads combined with lower location differentials associated with the company’s regional markets and an increased proportion of export sales volumes, partially offset by a favourable crude slate. In the first quarter of 2024, on a LIFO basis, Suncor’s refining and marketing gross margin represents a 94% margin capture compared to Suncor’s 5-2-2-1 index.

•
On a FIFO basis, Suncor’s refining and marketing gross margin decreased to $46.65/bbl in the first quarter of 2024, from $55.45/bbl in the prior year quarter, due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In the first quarter of 2024, the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, resulted in a gain of $40 million. In the prior year quarter FIFO resulted in a loss of $131 million, for a favourable quarter-over-quarter impact of $171 million.

(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

16   2024 First Quarter   Suncor Energy Inc.

Expenses and Other Factors
Operating and transportation expenses decreased in the first quarter of 2024 compared to the prior year quarter, primarily due to decreased maintenance costs in the current quarter, as a result of unplanned maintenance at the company’s Commerce City refinery in the prior year quarter, and lower commodity input costs.
Refining operating expense per barrel(1) decreased to $7.15 in the first quarter of 2024, compared to $8.15 in the prior year quarter, primarily due to higher refinery production.
Planned Maintenance
Planned turnaround maintenance has commenced at the company’s Montreal and Sarnia refineries, with maintenance at both refineries expected to be completed within the second quarter of 2024. The impact of these maintenance events has been reflected in the company’s 2024 guidance.
CORPORATE AND ELIMINATIONS
Financial Highlights
	Three months ended March 31
($ millions)	2024	2023
Loss before income taxes	(539)	(131)
Adjusted for:

Unrealized foreign exchange loss on U.S. dollar denominated debt	220	3

Gain on significant disposal	—	(302)
Adjusted operating loss(1)	(319)	(430)

Corporate	(196)	(437)

Eliminations – Intersegment profit (eliminated) realized	(123)	7
Adjusted funds used in operations(1)	(398)	(533)
Free funds deficit(1)	(404)	(546)

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of $196 million in the first quarter of 2024, compared to $437 million in the prior year quarter. The decreased loss was primarily attributable to an operational foreign exchange gain in the first quarter of 2024, compared to a loss in the prior year quarter, and decreased spend in digital technologies. This was partially offset by an increase in share-based compensation expense in the first quarter of 2024 compared to the prior year quarter. Suncor capitalized $74 million of its borrowing costs in the first quarter of 2024 as part of the cost of major development assets and construction projects in progress, compared to $58 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the first quarter of 2024, the company eliminated $123 million of intersegment profit, compared to a realization of $7 million in the prior year quarter. The deferral of intersegment profit in the first quarter of 2024 was primarily driven by a strengthening in benchmark pricing at the end of the quarter.
Corporate and Eliminations adjusted funds used in operations were $398 million for the first quarter of 2024, compared to $533 million in the first quarter of 2023, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense.

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2024 First Quarter   Suncor Energy Inc.   17

Management’s Discussion and Analysis
4. INCOME TAX
	Three months ended March 31
($ millions)	2024	2023
Current income tax expense	649	738

Deferred income tax recovery	(39)	(76)
Income tax expense included in net earnings	610	662

Less: Income tax (recovery) expense on adjusted operating earnings adjustments	(11)	38
Income tax expense included in adjusted operating earnings	621	624
Effective tax rate	27.5%	24.4%
The provision for income taxes in the first quarter of 2024 decreased compared to the prior year quarter, primarily due to lower earnings in the first quarter of 2024. In the first quarter of 2024, the company’s effective tax rate on net earnings increased compared to the prior year quarter, primarily due to non-taxable foreign exchange losses on the revaluation of U.S. dollar denominated debt and other permanent items impacting total tax expense.
18   2024 First Quarter   Suncor Energy Inc.

5. CAPITAL INVESTMENT UPDATE
Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended
	March 31, 2024			March 31, 2023
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total
Oil Sands

Oil Sands Base	196	257	453	302

In Situ	15	104	119	126

Fort Hills	64	80	144	90

Syncrude	149	64	213	240

E&P(3)	—	135	135	132

R&M	147	20	167	125

Corporate and Eliminations	3	3	6	13
	574	663	1 237	1 028
Capitalized interest on debt			74	58
Total capital and exploration expenditures			1 311	1 086

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3)
Excludes capital expenditures related to assets previously held for sale of nil in the first quarter of 2024, compared to $42 million in the first quarter of 2023.

During the first quarter of 2024, the company incurred $1.237 billion of capital expenditures, excluding capitalized interest, compared to $1.028 billion in the prior year quarter. The increase was primarily driven by increased economic investments at Oil Sands Base, related to the Upgrader 1 coke drum replacement and the new cogeneration facility, and at Fort Hills related to the second North Pit mine opening and haul truck purchases.
Activity in the first quarter of 2024 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $453 million in the first quarter of 2024 and were directed towards economic investment expenditures related to the Upgrader 1 coke drum replacement and progressing the investment in low-carbon power by replacing the coke-fired boilers with a new cogeneration facility. Asset sustainment and maintenance capital expenditures were primarily directed towards mine equipment purchases, planned turnaround and other maintenance projects.
In Situ capital expenditures were $119 million in the first quarter of 2024 and were primarily directed towards economic investment activities focused on the ongoing design and construction of well pads to develop additional reserves that are intended to maintain existing production levels.
Fort Hills capital expenditures were $144 million in the first quarter of 2024 and were directed towards economic investment expenditures related to the second North Pit mine opening and haul truck purchases. Asset sustainment and maintenance capital expenditures were primarily directed towards the development, progression and execution of mining and tailings management projects.
Syncrude capital expenditures were $213 million in the first quarter of 2024 and were primarily directed towards significant planned turnaround activities that commenced in the first quarter, tailings development and mine equipment replacements. Economic investment expenditures were directed towards progressing the Mildred Lake West Extension mining project.
Exploration and Production
E&P capital and exploration expenditures were $135 million in the first quarter of 2024 and were focused on economic investment projects, primarily the West White Rose Project and the SeaRose FPSO Asset Life Extension Project.
Refining and Marketing
R&M capital expenditures were $167 million in the first quarter of 2024 and were primarily related to the company’s planned maintenance program.
Corporate and Eliminations
Corporate and Eliminations capital expenditures were $6 million in the first quarter of 2024 and were primarily directed towards investment in digital technologies.
2024 First Quarter   Suncor Energy Inc.   19

Management’s Discussion and Analysis
6. FINANCIAL CONDITION AND LIQUIDITY
Indicators
	Twelve months ended March 31
	2024	2023
Return on capital employed (ROCE)(1)(2) (%)	15.0	17.8
Net debt to adjusted funds from operations(1) (times)	1.0	0.9
Total debt to total debt plus shareholders’ equity(1) (%)	26.5	29.7
Net debt to net debt plus shareholders’ equity(1) (%)	23.3	28.2
Net debt to net debt plus shareholders’ equity – excluding leases(1) (%)	17.7	23.7

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
For the twelve months ended March 31, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. ROCE would have been 21.6% for the twelve months ended March 31, 2023, excluding the impact of the impairment reversal of $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022 and the impact of the impairment of  $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2024 capital spending program of $6.3 billion to $6.5 billion, and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment-grade debt ratings.
Available Sources of Liquidity
For the three months ended March 31, 2024, cash and cash equivalents increased to $2.464 billion from $1.729 billion as at December 31, 2023. The source of cash in the first quarter of 2024 was due to the company’s cash flow provided by operating activities and an increase in short-term indebtedness exceeding the company’s capital and exploration expenditures, the payment of dividends and the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB).
As at March 31, 2024, the company had no short-term investments presented as cash and cash equivalents.
As at March 31, 2024, available credit facilities for liquidity purposes were $4.796 billion, compared to $4.957 billion as at December 31, 2023. The decrease in available credit facilities was due to an increase in short-term indebtedness.
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and the expected future volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects should help the company maintain its ability to manage project costs and debt levels.
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. As at March 31, 2024, total debt to total debt plus shareholders’ equity was 26.5% (December 31, 2023 – 26.3%). The company also continues to be in compliance with all operating covenants under its debt agreements.
20   2024 First Quarter   Suncor Energy Inc.

Change in Debt
Three months ended
($ millions)	March 31, 2024
Total debt(1) – beginning of period	15 407

Increase in long-term debt	—

Increase in short-term debt	221

Increase in lease liability	189

Lease payments	(98)

Foreign exchange on debt, and other	230
Total debt(1) – March 31, 2024	15 949

Less: Cash and cash equivalents – March 31, 2024	2 464
Net debt(1) – March 31, 2024	13 485

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

The company’s total debt increased in the first quarter of 2024, primarily due to unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2023, an increase in short-term indebtedness and leases entered into during the period, partially offset by principal lease payments made during the quarter.
As at March 31, 2024, Suncor’s net debt was $13.485 billion, compared to $13.678 billion at December 31, 2023. The decrease in net debt was primarily due to an increase in cash and cash equivalents, partially offset by the factors discussed above.
Common Shares
March 31,
(thousands)	2024
Common shares	1 287 014

Common share options – exercisable	12 260

Common share options – non-exercisable	2 489
As at May 6, 2024, the total number of common shares outstanding was 1,284,914,159 and the total number of exercisable and non-exercisable common share options outstanding was 12,352,945. Once vested, each outstanding common share option is exercisable for one common share.
2024 First Quarter   Suncor Energy Inc.   21

Management’s Discussion and Analysis
Share Repurchases
In the first quarter of 2024, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor’s public float as of February 12, 2024. As at February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.
Between February 26, 2024, and May 6, 2024, pursuant to Suncor’s NCIB, Suncor repurchased 7,478,390 common shares on the open market, representing the equivalent of 0.6% of its common shares as at February 12, 2024, for $379 million, at a weighted average price of $50.71 per share.
The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended March 31
($ millions, except as noted)	2024	2023
Share repurchase activities (thousands of common shares)	6 438	19 936

Weighted average repurchase price per share (dollars per share)	45.53	43.85

Share repurchase cost	293	874
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2023 annual MD&A, with no material updates to note during the three months ended March 31, 2024. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity, or capital expenditures.
22   2024 First Quarter   Suncor Energy Inc.

7. QUARTERLY FINANCIAL DATA
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022
Total production (mbbls/d)

Oil Sands	785.0	757.4	646.1	679.1	675.1	688.1	646.0	641.5

Exploration and Production	50.3	50.7	44.4	62.8	67.0	75.0	78.1	78.7
Total upstream production	835.3	808.1	690.5	741.9	742.1	763.1	724.1	720.2
Refinery crude oil processed (mbbls/d)	455.3	455.9	463.2	394.4	367.7	440.0	466.6	389.3
Revenues and other income

Gross revenues	13 305	13 589	13 911	12 434	12 272	14 754	15 869	17 815

Royalties	(924)	(779)	(1 262)	(715)	(358)	(834)	(925)	(1 680)
Operating revenues, net of royalties	12 381	12 810	12 649	11 719	11 914	13 920	14 944	16 135

Other income (loss)	148	1 328	(13)	(3)	342	(65)	113	69
	12 529	14 138	12 636	11 716	12 256	13 855	15 057	16 204
Net earnings (loss)	1 610	2 820	1 544	1 879	2 052	2 741	(609)	3 996

Per common share – basic (dollars)	1.25	2.18	1.19	1.44	1.54	2.03	(0.45)	2.84

Per common share – diluted (dollars)	1.25	2.18	1.19	1.43	1.54	2.03	(0.45)	2.83
Adjusted operating earnings(1)	1 817	1 635	1 980	1 253	1 809	2 432	2 565	3 814

Per common share(2)(3) (dollars)	1.41	1.26	1.52	0.96	1.36	1.81	1.88	2.71
Adjusted funds from operations(1)	3 169	4 034	3 634	2 655	3 002	4 189	4 473	5 345

Per common share(2)(3) (dollars)	2.46	3.12	2.80	2.03	2.26	3.11	3.28	3.80
Cash flow provided by operating activities	2 787	4 318	4 184	2 803	1 039	3 924	4 449	4 235

Per common share(3) (dollars)	2.16	3.34	3.22	2.14	0.78	2.91	3.26	3.01
ROCE(2) (%) for the twelve months ended	15.0	15.6	15.8	12.8	17.8	19.4	17.5	19.4
ROCE excluding impairments and impairment reversals(2) (%) for the twelve months ended	15.0	15.6	15.8	16.3	21.6	22.9	21.0	18.2
Common share information (dollars)

Dividend per common share(3)	0.55	0.55	0.52	0.52	0.52	0.52	0.47	0.47

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	49.99	42.45	46.71	38.86	41.96	42.95	38.90	45.16
New York Stock Exchange (US$)	36.91	32.04	34.38	29.32	31.05	31.73	28.15	35.07

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(2)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(3)
Represented on a basic per share basis.

2024 First Quarter   Suncor Energy Inc.   23

Management’s Discussion and Analysis
Business Environment
(average for the three months ended)		Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022
WTI crude oil at Cushing	US$/bbl	76.95	78.35	82.20	73.75	76.10	82.65	91.65	108.40

Dated Brent crude	US$/bbl	83.25	84.05	86.70	78.35	81.25	88.65	100.95	113.75

Dated Brent/Maya FOB price differential	US$/bbl	14.10	12.55	11.15	14.75	18.40	17.70	17.95	11.65

MSW at Edmonton	Cdn$/bbl	92.20	99.70	107.80	95.10	99.05	110.05	116.85	137.80

WCS at Hardisty	US$/bbl	57.60	56.45	69.30	58.70	51.35	57.00	71.75	95.60

WTI-WCS light/heavy differential	US$/bbl	(19.35)	(21.90)	(12.90)	(15.05)	(24.75)	(25.65)	(19.90)	(12.80)

SYN-WTI (differential) premium	US$/bbl	(7.40)	0.30	2.80	2.90	2.10	4.15	8.80	6.05

Condensate at Edmonton	US$/bbl	72.80	76.25	77.90	72.35	79.85	83.40	87.35	108.35

Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.20	2.15	2.50	2.35	3.05	4.90	4.15	6.90

Alberta Power Pool Price	Cdn$/MWh	99.30	81.60	151.60	159.80	142.00	213.95	221.40	122.45

New York Harbor 2-1-1 crack(1)	US$/bbl	27.05	28.60	39.95	32.30	36.70	52.75	46.70	60.05

Chicago 2-1-1 crack(1)	US$/bbl	19.80	17.10	27.45	28.60	31.55	39.20	43.30	49.40

Portland 2-1-1 crack(1)	US$/bbl	26.85	29.35	55.90	37.30	37.40	50.70	57.30	63.45

Gulf Coast 2-1-1 crack(1)	US$/bbl	27.95	23.00	39.10	29.15	37.65	40.20	41.85	52.55

U.S. Renewable Volume Obligation	US$/bbl	3.70	4.75	7.45	7.70	8.20	8.55	8.10	7.80

Suncor custom 5-2-2-1 index(2)	US$/bbl	35.95	33.45	36.00	34.20	42.80	51.90	45.45	51.45

Exchange rate (average)	US$/Cdn$	0.74	0.73	0.75	0.74	0.74	0.74	0.77	0.78

Exchange rate (end of period)	US$/Cdn$	0.74	0.76	0.74	0.76	0.74	0.74	0.73	0.78

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2023 annual MD&A.

24   2024 First Quarter   Suncor Energy Inc.

8. OTHER ITEMS
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2023 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2023.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2023, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2023 annual MD&A.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2023, note 10 to the unaudited interim Consolidated Financial Statements for the three months ended March 31, 2024, and the Financial Condition and Liquidity section of the 2023 annual MD&A.
Control Environment
Based on their evaluation as at March 31, 2024, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2024, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications as deemed necessary from time to time.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Corporate Guidance
There have been no changes to Suncor’s previously announced 2024 corporate guidance ranges (which were originally disclosed via press release on December 5, 2023), a copy of which is also available on www.sedarplus.ca.
2024 First Quarter   Suncor Energy Inc.   25

Management’s Discussion and Analysis
9. NON-GAAP AND OTHER FINANCIAL MEASURES ADVISORY
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial and Operating Information and Segment Results and Analysis sections of this MD&A.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Within this MD&A, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analysis in this MD&A. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for the company’s Libya operations, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of the company’s Libya operations, as royalties in Libya are included in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.

•
The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

26   2024 First Quarter   Suncor Energy Inc.

Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals
ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended March 31
($ millions, except as noted)		2024	2023
Adjustments to net earnings

Net earnings		7 853	8 180

Add after-tax amounts for:

Unrealized foreign exchange loss on U.S. dollar denominated debt		27	818

Net interest expense		526	633
Adjusted net earnings(1)	A	8 406	9 631
Capital employed – beginning of twelve-month period

Net debt(2)		15 714	15 421

Shareholders’ equity		39 949	38 274
		55 663	53 695
Capital employed – end of twelve-month period

Net debt(2)		13 485	15 714

Shareholders’ equity		44 308	39 949
		57 793	55 663
Average capital employed	B	56 158	54 171
ROCE (%)(3)	A/B	15.0	17.8

(1)
Total before-tax impact of adjustments is $725 million for the twelve months ended March 31, 2024, and $1.713 billion for the twelve months ended March 31, 2023.

(2)
Net debt is a non-GAAP financial measure.

(3)
For the twelve months ended March 31, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. ROCE would have been 21.6% for the twelve months ended March 31, 2023, excluding the impact of the impairment reversal of $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022 and the impact of the impairment of  $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022.

2024 First Quarter   Suncor Energy Inc.   27

Management’s Discussion and Analysis
Adjusted Funds From (Used In) Operations
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or quarterly report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.
Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss) before income taxes	1 371	1 477	274	375	1 114	993	(539)	(131)	—	—	2 220	2 714

Adjustments for:

Depreciation, depletion, amortization and impairment	1 185	1 138	170	127	244	220	29	31	—	—	1 628	1 516

Accretion	126	114	16	17	3	2	—	—	—	—	145	133

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	220	3	—	—	220	3

Change in fair value of financial instruments and trading inventory	2	27	3	(25)	25	28	—	—	—	—	30	30

(Gain) loss on disposal of assets	—	—	—	(1)	—	(11)	(3)	(302)	—	—	(3)	(314)

Share-based compensation	(171)	(60)	3	1	(78)	(27)	(128)	(117)	—	—	(374)	(203)

Settlement of decommissioning and restoration liabilities	(112)	(124)	(2)	(2)	(9)	(7)	—	—	—	—	(123)	(133)

Other	42	16	3	(1)	7	(4)	23	(17)	—	—	75	(6)

Current income tax expense	—	—	—	—	—	—	—	—	(649)	(738)	(649)	(738)
Adjusted funds from (used in) operations	2 443	2 588	467	491	1 306	1 194	(398)	(533)	(649)	(738)	3 169	3 002

Change in non-cash working capital											(382)	(1 963)
Cash flow provided by operating activities											2 787	1 039
28   2024 First Quarter   Suncor Energy Inc.

Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted funds from (used in) operations	2 443	2 588	467	491	1 306	1 194	(398)	(533)	(649)	(738)	3 169	3 002

Capital expenditures including capitalized interest(1)	(995)	(810)	(142)	(138)	(168)	(125)	(6)	(13)	—	—	(1 311)	(1 086)
Free funds flow (deficit)	1 448	1 778	325	353	1 138	1 069	(404)	(546)	(649)	(738)	1 858	1 916

(1)
Excludes capital expenditures related to assets previously held for sale of nil in the first quarter of 2024, compared to $42 million in the first quarter of 2023.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this MD&A. Management uses cash operating costs to measure operating performance.
2024 First Quarter   Suncor Energy Inc.   29

Management’s Discussion and Analysis
Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G expense for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended March 31
($ millions, except as noted)	2024	2023
Refining and marketing gross margin reconciliation

Operating revenues	7 613	7 173

Purchases of crude oil and products	(5 588)	(5 354)
	2 025	1 819

Other income (loss)	74	156

Non-refining and marketing margin	(42)	(2)
Refining and marketing gross margin – FIFO	2 057	1 973

Refinery production(1) (mbbls)	44 074	35 583
Refining and marketing gross margin – FIFO ($/bbl)	46.65	55.45
FIFO and risk management activities adjustment	(40)	131
Refining and marketing gross margin – LIFO	2 017	2 104
Refining and marketing gross margin – LIFO ($/bbl)	45.75	59.15
Refining operating expense reconciliation

Operating, selling and general expense	618	650

Non-refining costs	(303)	(360)
Refining operating expense	315	290

Refinery production(1) (mbbls)	44 074	35 583
Refining operating expense ($/bbl)	7.15	8.15

(1)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

30   2024 First Quarter   Suncor Energy Inc.

Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	March 31	December 31
($ millions, except as noted)	2024	2023
Short-term debt	721	494

Current portion of long-term debt	—	—

Current portion of long-term lease liabilities	378	348

Long-term debt	11 295	11 087

Long-term lease liabilities	3 555	3 478
Total debt	15 949	15 407

Less: Cash and cash equivalents	2 464	1 729
Net debt	13 485	13 678

Shareholders’ equity	44 308	43 279
Total debt plus shareholders’ equity	60 257	58 686
Total debt to total debt plus shareholders’ equity (%)	26.5	26.3
Net debt to net debt plus shareholders’ equity (%)	23.3	24.0
Net debt to net debt plus shareholders’ equity – excluding leases (%)	17.7	18.5
2024 First Quarter   Suncor Energy Inc.   31

Management’s Discussion and Analysis
Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
Oil Sands Price Realizations
Three months ended	March 31, 2024				March 31, 2023
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	2 062	4 860	6 922	6 922	1 235	4 832	6 067	6 067

Other income (loss)	59	(4)	55	55	124	(9)	115	115

Purchases of crude oil and products	(557)	(72)	(629)	(629)	(337)	(71)	(408)	(408)

Gross realization adjustment(1)	(22)	(94)	(116)		(105)	(108)	(213)
Gross realization	1 542	4 690	6 232		917	4 644	5 561
Transportation and distribution	(158)	(134)	(292)	(292)	(109)	(161)	(270)	(270)
Price realization	1 384	4 556	5 940		808	4 483	5 291
Sales volumes (mbbls)	21 280	50 077	71 357		15 668	45 361	61 029
Price realization per barrel	65.11	90.97	83.24		51.50	98.87	86.71

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

E&P Price Realizations
Three months ended	March 31, 2024				March 31, 2023
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues	—	609	156	765	184	458	92	734

Transportation and distribution	—	(23)	(2)	(25)	(5)	(14)	(2)	(21)
Price realization	—	586	154		179	444	90
Sales volumes (mbbls)	—	5 432			1 574	4 389
Price realization per barrel	—	107.52			113.82	101.11

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the first quarter of 2024, revenue included a gross-up amount of  $119 million, with an offsetting amount of  $62 million in royalties in the E&P segment and $57 million in income tax expense recorded at the consolidated level. In the first quarter of 2023, revenue included a gross-up amount of $68 million, with an offsetting amount of  $35 million in royalties in the E&P segment and $33 million in income tax expense recorded at the consolidated level.

32   2024 First Quarter   Suncor Energy Inc.

10. COMMON ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
GJ	Gigajoule	US$	United States dollars

MW	megawatts	Financial and Business Environment
MWh	megawatts per hour	Q1	Three months ended March 31
		DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
		WCS	Western Canadian Select
		SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
		MSW	Mixed Sweet Blend
2024 First Quarter   Suncor Energy Inc.   33

Management’s Discussion and Analysis
11. Advisories
Forward-Looking Statements
This MD&A contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
Suncor’s strategy, focus, goals and priorities and the expected benefits therefrom;

•
Suncor’s expectation that its indicative 5-2-2-1 index will continue to be an appropriate measure of Suncor’s actual results;

•
expectations regarding planned maintenance events, specifically the expectation that the Syncrude turnaround and turnaround maintenance at the company’s Montreal and Sarnia refineries will be completed in the second quarter of 2024, and that significant planned turnaround activities at Oil Sands Base Upgrader 1 will be conducted in the second quarter of 2024;

•
Suncor’s expectation that In Situ design and construction of new well pads will maintain existing production levels;

•
statements regarding Suncor’s planned 2024 capital spending program of $6.3 billion to $6.5 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects should help the company manage project costs and debt levels;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and
34   2024 First Quarter   Suncor Energy Inc.

the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect the R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; the ability to maintain an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2023 annual MD&A, the 2023 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
2024 First Quarter   Suncor Energy Inc.   35

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)
	Three months ended March 31
($ millions)	2024	2023
Revenues and Other Income

Gross revenues (note 4)	13 305	12 272

Less: royalties	(924)	(358)

Other income (note 5)	148	342
	12 529	12 256
Expenses

Purchases of crude oil and products	4 358	4 069

Operating, selling and general	3 440	3 424

Transportation and distribution	410	391

Depreciation, depletion, amortization and impairment	1 628	1 516

Exploration	59	42

Gain on disposal of assets (note 11)	(3)	(314)

Financing expenses (note 7)	417	414
	10 309	9 542
Earnings before Income Taxes	2 220	2 714
Income Tax Expense (Recovery)

Current	649	738

Deferred	(39)	(76)
	610	662
Net Earnings	1 610	2 052
Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(16)	52

Items That Will Not be Reclassified to Earnings:

Actuarial gain on employee retirement benefit plans, net of income taxes (note 13)	399	42
Other Comprehensive Income	383	94
Total Comprehensive Income	1 993	2 146
Per Common Share (dollars) (note 8)

Net earnings – basic and diluted	1.25	1.54

Cash dividends	0.55	0.52
See accompanying notes to the condensed interim consolidated financial statements.
36   2024 First Quarter   Suncor Energy Inc.

CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)	March 31 2024	December 31 2023
Assets

Current assets

Cash and cash equivalents	2 464	1 729

Accounts receivable	6 651	5 735

Inventories	5 356	5 365

Income taxes receivable	399	980
Total current assets	14 870	13 809

Property, plant and equipment, net	67 003	67 650

Exploration and evaluation	1 758	1 758

Other assets	2 008	1 710

Goodwill and other intangible assets	3 510	3 528

Deferred income taxes	79	84
Total assets	89 228	88 539
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	721	494

Current portion of long-term lease liabilities	378	348

Accounts payable and accrued liabilities	7 734	7 731

Current portion of provisions	964	983

Income taxes payable	19	41
Total current liabilities	9 816	9 597

Long-term debt (note 7)	11 295	11 087

Long-term lease liabilities	3 555	3 478

Other long-term liabilities	1 139	1 488

Provisions (note 12)	11 026	11 610

Deferred income taxes	8 089	8 000

Equity	44 308	43 279
Total liabilities and shareholders’ equity	89 228	88 539
See accompanying notes to the condensed interim consolidated financial statements.
2024 First Quarter   Suncor Energy Inc.   37

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended March 31
($ millions)	2024	2023
Operating Activities

Net Earnings	1 610	2 052

Adjustments for:

Depreciation, depletion, amortization and impairment	1 628	1 516

Deferred income tax recovery	(39)	(76)

Accretion (note 7)	145	133

Unrealized foreign exchange loss on U.S. dollar denominated debt (note 7)	220	3

Change in fair value of financial instruments and trading inventory	30	30

Gain on disposal of assets (note 11)	(3)	(314)

Share-based compensation	(374)	(203)

Settlement of decommissioning and restoration liabilities	(123)	(133)

Other	75	(6)

Increase in non-cash working capital	(382)	(1 963)
Cash flow provided by operating activities	2 787	1 039
Investing Activities

Capital and exploration expenditures	(1 311)	(1 086)

Capital expenditures on assets held for sale	—	(42)

Acquisitions, net of cash acquired (note 11)	—	(712)

Proceeds from disposal of assets (note 11)	8	737

Other investments	(1)	(19)

Increase in non-cash working capital	(31)	(119)
Cash flow used in investing activities	(1 335)	(1 241)
Financing Activities

Net increase in short-term debt	221	962

Repayment of long-term debt	—	(5)

Lease liability payments	(98)	(82)

Issuance of common shares under share option plans	130	36

Repurchase of common shares (note 9)	(293)	(874)

Distributions relating to non-controlling interest	(4)	(4)

Dividends paid on common shares	(702)	(690)
Cash flow used in financing activities	(746)	(657)
Increase (Decrease) in Cash and Cash Equivalents	706	(859)

Effect of foreign exchange on cash and cash equivalents	29	7

Cash and cash equivalents at beginning of period	1 729	1 980
Cash and Cash Equivalents at End of Period	2 464	1 128
Supplementary Cash Flow Information

Interest paid	136	159

Income taxes paid	25	1 231
See accompanying notes to the condensed interim consolidated financial statements.
38   2024 First Quarter   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2022	22 257	571	974	15 565	39 367	1 337 471
Net earnings	—	—	—	2 052	2 052	—

Foreign currency translation adjustment	—	—	52	—	52	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $12	—	—	—	42	42	—
Total comprehensive income	—	—	52	2 094	2 146	—

Issued under share option plans	35	1	—	—	36	832

Repurchase of common shares for cancellation (note 9)	(334)	—	—	(540)	(874)	(19 936)

Change in liability for share repurchase commitment	(20)	—	—	(21)	(41)	—

Share-based compensation	—	5	—	—	5	—

Dividends paid on common shares	—	—	—	(690)	(690)	—
At March 31, 2023	21 938	577	1 026	16 408	39 949	1 318 367
At December 31, 2023	21 661	569	1 048	20 001	43 279	1 290 100
Net earnings	—	—	—	1 610	1 610	—

Foreign currency translation adjustment	—	—	(16)	—	(16)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $126 (note 13)	—	—	—	399	399	—
Total comprehensive income	—	—	(16)	2 009	1 993	—

Issued under share option plans	151	(21)	—	—	130	3 352

Repurchase of common shares for cancellation (note 9)	(108)	—	—	(185)	(293)	(6 438)

Change in liability for share repurchase commitment (note 9)	(25)	—	—	(77)	(102)	—

Share-based compensation	—	3	—	—	3	—

Dividends paid on common shares	—	—	—	(702)	(702)	—
At March 31, 2024	21 679	551	1 032	21 046	44 308	1 287 014
See accompanying notes to the condensed interim consolidated financial statements.
2024 First Quarter   Suncor Energy Inc.   39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the TSX and NYSE.
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. BASIS OF PREPARATION
(a) Statement of Compliance
These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2023.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2023.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2023.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
3. NEW IFRS STANDARDS
(a) Adoption of New IFRS Standards
In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). The amendments improved the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The company adopted the amendments on the effective date January 1, 2024, and there was no material impact to the consolidated financial statements as a result of the initial application.
In September 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments add subsequent measurement requirements for sale and leaseback transactions. The company adopted the amendments on the effective date January 1, 2024, and there was no impact to the consolidated financial statements as a result of the initial application.
40   2024 First Quarter   Suncor Energy Inc.

4. SEGMENTED INFORMATION
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenues and Other Income

Gross revenues	4 938	4 384	765	734	7 603	7 156	(1)	(2)	13 305	12 272

Intersegment revenues	1 984	1 683	—	—	10	17	(1 994)	(1 700)	—	—

Less: Royalties	(782)	(272)	(142)	(86)	—	—	—	—	(924)	(358)
Operating revenues, net of royalties	6 140	5 795	623	648	7 613	7 173	(1 995)	(1 702)	12 381	11 914

Other income	55	115	6	32	74	156	13	39	148	342
	6 195	5 910	629	680	7 687	7 329	(1 982)	(1 663)	12 529	12 256
Expenses

Purchases of crude oil and products	629	408	—	—	5 588	5 354	(1 859)	(1 693)	4 358	4 069

Operating, selling and general	2 482	2 421	141	133	618	650	199	220	3 440	3 424

Transportation and distribution	292	270	25	21	103	109	(10)	(9)	410	391

Depreciation, depletion, amortization and impairment	1 185	1 138	170	127	244	220	29	31	1 628	1 516

Exploration	57	35	2	7	—	—	—	—	59	42

Gain on disposal of assets	—	—	—	(1)	—	(11)	(3)	(302)	(3)	(314)

Financing expenses	179	161	17	18	20	14	201	221	417	414
	4 824	4 433	355	305	6 573	6 336	(1 443)	(1 532)	10 309	9 542
Earnings (Loss) before Income Taxes	1 371	1 477	274	375	1 114	993	(539)	(131)	2 220	2 714

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	649	738

Deferred	—	—	—	—	—	—	—	—	(39)	(76)
	—	—	—	—	—	—	—	—	610	662
Net Earnings	—	—	—	—	—	—	—	—	1 610	2 052
Capital and Exploration Expenditures(1)	995	810	142	138	168	125	6	13	1 311	1 086

(1)
Excludes capital expenditures related to assets previously held for sale of  $42 million for the three months ended March 31, 2023.

2024 First Quarter   Suncor Energy Inc.   41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company’s revenues are from the following major commodities:
Three months ended March 31	2024			2023
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	4 860	—	4 860	4 832	—	4 832

Bitumen	2 062	—	2 062	1 235	—	1 235
	6 922	—	6 922	6 067	—	6 067
Exploration and Production

Crude oil and natural gas liquids	609	156	765	458	271	729

Natural gas	—	—	—	—	5	5
	609	156	765	458	276	734
Refining and Marketing

Gasoline	2 990	—	2 990	2 818	—	2 818

Distillate	3 961	—	3 961	3 786	—	3 786

Other	662	—	662	569	—	569
	7 613	—	7 613	7 173	—	7 173
Corporate and Eliminations
	(1 995)	—	(1 995)	(1 702)	—	(1 702)
Total Revenue from Contracts with Customers	13 149	156	13 305	11 996	276	12 272
5. OTHER INCOME
Other income consists of the following:
	Three months ended March 31
($ millions)	2024	2023
Energy trading and risk management	56	279

Investment and interest income	39	59

Insurance proceeds and other	53	4
	148	342
6. SHARE-BASED COMPENSATION
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended March 31
($ millions)	2024	2023
Equity-settled plans	3	5

Cash-settled plans	156	96
	159	101
42   2024 First Quarter   Suncor Energy Inc.

7. FINANCING EXPENSES
	Three months ended March 31
($ millions)	2024	2023
Interest on debt	181	197

Interest on lease liabilities	56	46

Capitalized interest	(74)	(58)
Interest expense	163	185

Interest on partnership liability	12	12

Interest on pension and other post-retirement benefits	6	6

Accretion	145	133

Foreign exchange loss on U.S. dollar denominated debt	220	3

Operational foreign exchange and other	(129)	75
	417	414
8. EARNINGS PER COMMON SHARE
	Three months ended March 31
($ millions)	2024	2023
Net earnings	1 610	2 052
(millions of common shares)
Weighted average number of common shares	1 288	1 329

Dilutive securities:

Effect of share options	2	2
Weighted average number of diluted common shares	1 290	1 331
(dollars per common share)
Basic and diluted earnings per share	1.25	1.54
9. NORMAL COURSE ISSUER BID
During the first quarter of 2024, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor’s public float as of February 12, 2024. As at February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.
During the first quarter of 2024, the company repurchased 3.4 million common shares under the previous 2023 NCIB and 3.0 million under the 2024 renewed NCIB at an average price of $45.53 per share, for a total repurchase cost of $293 million.
During the first quarter of 2023, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which was equal to approximately 10% of Suncor’s issued and outstanding common shares.
During the first quarter of 2023, the company repurchased 8.3 million common shares under the previous 2022 NCIB and 11.6 million under the 2023 renewed NCIB at an average price of $43.85 per share, for a total repurchase cost of $874 million.
2024 First Quarter   Suncor Energy Inc.   43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the share repurchase activities during the period:
	Three months ended March 31
($ millions, except as noted)	2024	2023
Share repurchase activities (thousands of common shares)

Shares repurchased	6 438	19 936
Amounts charged to:

Share capital	108	334

Retained earnings	185	540
Share repurchase cost	293	874
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	March 31 2024	December 31 2023
Amounts charged to:

Share capital	85	60

Retained earnings	167	90
Liability for share purchase commitment	252	150
10. FINANCIAL INSTRUMENTS
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2023	(20)

Changes in fair value recognized in earnings during the year	(60)

Cash settlements – paid (received) during the year	20
Fair value outstanding at March 31, 2024	(60)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

44   2024 First Quarter   Suncor Energy Inc.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at March 31, 2024, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at March 31, 2024:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	38	72	—	110

Accounts payable	(140)	(30)	—	(170)
	(102)	42	—	(60)
During the first quarter of 2024, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At March 31, 2024, the carrying value of fixed-term debt accounted for under amortized cost was $11.3 billion (December 31, 2023 – $11.1 billion) and the fair value was $11.1 billion (December 31, 2023 – $11.1 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
11. ASSET TRANSACTIONS AND VALUATIONS
Oil Sands
Fort Hills:
During the first quarter of 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited for $712 million, bringing the company’s working interest in Fort Hills to 68.76%.
During the fourth quarter of 2023, the company completed the acquisition of TotalEnergies Canada, which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills.
Corporate
Sale of Wind and Solar Assets:
During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million ($302 million before-tax).
12. PROVISIONS
Suncor’s decommissioning and restoration provision decreased by $561 million for the three months ended March 31, 2024. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 5.50% (December 31, 2023 – 5.20%).
13. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
For the three months ended March 31, 2024, the actuarial gain on employee retirement benefit plans was $399 million (net of taxes of $126 million), mainly due to an increase in the discount rate to 4.90% (December 31, 2023 – 4.60%).
2024 First Quarter   Suncor Energy Inc.   45

Supplemental Financial and Operating Information
Quarterly Financial Summary
(unaudited)
	Quarter Ended					Year Ended
($ millions, except per share amounts)	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2023
Gross revenues	13 305	13 589	13 911	12 434	12 272	52 206

Less: Royalties	(924)	(779)	(1 262)	(715)	(358)	(3 114)
Operating revenues, net of royalties	12 381	12 810	12 649	11 719	11 914	49 092
Earnings (loss) before income taxes

Oil Sands	1 371	2 660	1 407	1 267	1 477	6 811

Exploration and Production	274	133	227	956	375	1 691

Refining and Marketing	1 114	598	1 274	518	993	3 383

Corporate and Eliminations	(539)	(1)	(774)	(390)	(131)	(1 296)

Income tax expense	(610)	(570)	(590)	(472)	(662)	(2 294)
Net earnings	1 610	2 820	1 544	1 879	2 052	8 295
Adjusted operating earnings (loss)(A)

Oil Sands	1 365	1 526	1 670	1 281	1 490	5 967

Exploration and Production	274	133	227	349	375	1 084

Refining and Marketing	1 118	598	1 277	494	998	3 367

Corporate and Eliminations	(319)	(42)	(518)	(359)	(430)	(1 349)

Income tax expense included in adjusted operating earnings	(621)	(580)	(676)	(512)	(624)	(2 392)
Total	1 817	1 635	1 980	1 253	1 809	6 677
Adjusted funds from (used in) operations(A)

Oil Sands	2 443	2 651	2 929	2 557	2 588	10 725

Exploration and Production	467	228	372	521	491	1 612

Refining and Marketing	1 306	811	1 482	781	1 194	4 268

Corporate and Eliminations	(398)	10	(368)	(655)	(533)	(1 546)

Current income tax (expense) recovery	(649)	334	(781)	(549)	(738)	(1 734)
Total	3 169	4 034	3 634	2 655	3 002	13 325
Change in non-cash working capital	(382)	284	550	148	(1 963)	(981)
Cash flow provided by operating activities	2 787	4 318	4 184	2 803	1 039	12 344
Per common share

Net earnings – basic	1.25	2.18	1.19	1.44	1.54	6.34

Net earnings – diluted	1.25	2.18	1.19	1.43	1.54	6.33

Adjusted operating earnings(A)(B)	1.41	1.26	1.52	0.96	1.36	5.10

Cash dividends(B)	0.55	0.55	0.52	0.52	0.52	2.11

Adjusted funds from operations(A)(B)	2.46	3.12	2.80	2.03	2.26	10.19

Cash flow provided by operating activities(B)	2.16	3.34	3.22	2.14	0.78	9.44
Returns to shareholders

Dividends paid on common shares	702	704	676	679	690	2 749

Repurchase of common shares	293	375	300	684	874	2 233
Total returns to shareholders	995	1 079	976	1 363	1 564	4 982
Capital and exploration expenditures (including capitalized interest)

Oil Sands	995	1 068	1 175	1 043	810	4 096

Exploration and Production(C)	142	161	187	182	138	668

Refining and Marketing	168	305	195	377	125	1 002

Corporate and Eliminations	6	18	20	11	13	62
Total capital and exploration expenditures	1 311	1 552	1 577	1 613	1 086	5 828

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Represented on a basic per share basis.

(C)
Excludes capital expenditures related to assets previously held for sale of  $66 million in the second quarter of 2023 and $42 million in the first quarter of 2023.

See accompanying footnotes and definitions to the quarterly operating summaries.
46   2024 First Quarter   Suncor Energy Inc.

Supplemental Financial and Operating Information (continued)
Quarterly Financial Summary
(unaudited)
	For the twelve months ended
	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023
Return on capital employed (ROCE)(A) (%)	15.0	15.6	15.8	12.8	17.8

ROCE excluding impairments and impairment reversals(A) (%)	15.0	15.6	15.8	16.3	21.6

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 First Quarter   Suncor Energy Inc.   47

Quarterly Operating Summary
(unaudited)
	Quarter Ended					Year Ended
Oil Sands	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2023
Production volumes (mbbls/d)
Total Oil Sands bitumen production	932.1	866.2	787.0	814.3	811.3	819.8
Oil Sands production volumes(A)

Oil Sands operations – SCO, diesel and other products	374.6	288.9	288.9	350.2	332.7	314.9

Oil Sands operations – Bitumen	120.3	171.5	121.6	89.9	109.9	123.4

Syncrude – SCO, diesel and bitumen	197.9	208.1	200.0	171.5	190.1	192.6

Fort Hills – Bitumen	177.6	154.1	86.1	110.2	74.7	106.4

Inter-asset transfers and consumption	(85.4)	(65.2)	(50.5)	(42.7)	(32.3)	(47.7)
Total Oil Sands production volumes	785.0	757.4	646.1	679.1	675.1	689.6
Oil Sands – upgraded – net SCO and diesel

Oil Sands operations	374.6	288.9	288.9	350.2	332.7	314.9

Syncrude	197.9	206.7	200.0	171.4	184.9	190.9

Inter-asset transfers and consumption	(27.5)	(19.9)	(19.6)	(16.6)	(19.8)	(18.8)
Total Oil Sands – upgraded – net SCO and diesel production	545.0	475.7	469.3	505.0	497.8	487.0
Oil Sands – non-upgraded bitumen

Oil Sands operations	120.3	171.5	121.6	89.9	109.9	123.4

Fort Hills	177.6	154.1	86.1	110.2	74.7	106.4

Syncrude	—	1.4	—	0.1	5.2	1.7

Inter-asset transfers	(57.9)	(45.3)	(30.9)	(26.1)	(12.5)	(28.9)
Total Oil Sands – non-upgraded bitumen production	240.0	281.7	176.8	174.1	177.3	202.6
Oil Sands production volumes to market

Upgraded – net SCO and diesel	545.0	475.7	469.3	505.0	497.8	487.0

Non-upgraded bitumen	240.0	281.7	176.8	174.1	177.3	202.6
Total Oil Sands production volumes	785.0	757.4	646.1	679.1	675.1	689.6
Oil Sands sales volumes (mbbls/d)

Upgraded – net SCO and diesel	550.3	457.3	474.1	511.5	504.0	486.6

Non-upgraded bitumen	233.8	277.5	181.6	163.6	174.1	199.4
Total Oil Sands sales volumes	784.1	734.8	655.7	675.1	678.1	686.0
Oil Sands operations cash operating costs(1)(B) ($ millions)

Cash costs	1 107	1 199	1 020	1 082	1 024	4 325

Natural gas	103	107	80	84	155	426
	1 210	1 306	1 100	1 166	1 179	4 751
Oil Sands operations cash operating costs(1)(B) ($/bbl)*

Cash costs	24.55	28.30	27.00	27.00	25.70	27.05

Natural gas	2.30	2.50	2.15	2.10	3.90	2.65
	26.85	30.80	29.15	29.10	29.60	29.70
Fort Hills cash operating costs(1)(B)(C) ($ millions)

Cash costs	505	382	331	301	260	1 274

Natural gas	26	16	13	14	18	61
	531	398	344	315	278	1 335
Fort Hills cash operating costs(1)(B)(C) ($/bbl)*

Cash costs	31.20	26.95	41.80	29.95	38.80	32.85

Natural gas	1.65	1.15	1.60	1.45	2.60	1.55
	32.85	28.10	43.40	31.40	41.40	34.40
Syncrude cash operating costs(1)(B) ($ millions)

Cash costs	620	629	592	647	655	2 523

Natural gas	22	19	17	18	34	88
	642	648	609	665	689	2 611
Syncrude cash operating costs(1)(B) ($/bbl)*

Cash costs	34.45	32.85	32.20	41.45	38.25	35.90

Natural gas	1.25	1.00	0.95	1.15	2.00	1.25
	35.70	33.85	33.15	42.60	40.25	37.15

(A)
Beginning in the first quarter of 2024, to better reflect the company’s individual asset performance, the company revised the presentation of its production volumes to include a gross production view for individual assets. Prior period amounts have been revised to reflect this change.

(B)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(C)
On February 2, 2023 (quarter ended Mar 31), the company completed the acquisition of an additional 14.65% working interest in Fort Hills. On November 20, 2023 (quarter ended Dec 31), Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
48   2024 First Quarter   Suncor Energy Inc.

Quarterly Operating Summary (continued)
(unaudited)
	Quarter Ended					Year Ended
Oil Sands Segment Operating Netbacks(A)(B)	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2023
Non-upgraded bitumen ($/bbl)

Average price realized	72.52	70.76	97.75	77.93	58.49	75.78

Royalties	(10.41)	(10.62)	(15.44)	(10.07)	(3.88)	(10.16)

Transportation and distribution costs	(7.41)	(7.79)	(8.40)	(8.02)	(6.99)	(7.81)

Net operating expenses	(22.74)	(17.91)	(21.46)	(21.65)	(22.92)	(20.56)
Operating netback	31.96	34.44	52.45	38.19	24.70	37.25
Upgraded – net SCO and diesel ($/bbl)

Average price realized	93.64	100.97	109.80	99.14	102.40	103.02

Royalties	(11.19)	(8.80)	(19.56)	(9.64)	(4.66)	(10.60)

Transportation and distribution costs	(2.67)	(4.65)	(2.61)	(3.78)	(3.53)	(3.62)

Net operating expenses	(34.49)	(40.96)	(37.42)	(38.66)	(38.72)	(38.92)
Operating netback	45.29	46.56	50.21	47.06	55.49	49.88
Average Oil Sands segment ($/bbl)

Average price realized	87.34	89.56	106.46	94.00	91.13	95.10

Royalties	(10.96)	(9.49)	(18.42)	(9.74)	(4.46)	(10.48)

Transportation and distribution costs	(4.10)	(5.84)	(4.21)	(4.81)	(4.42)	(4.83)

Net operating expenses	(30.98)	(32.26)	(33.00)	(34.54)	(34.67)	(33.58)
Operating netback	41.30	41.97	50.83	44.91	47.58	46.21

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(B)
Netbacks are based on sales volumes. Impact of inventory writedown is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 First Quarter   Suncor Energy Inc.   49

Quarterly Operating Summary (continued)
(unaudited)
	Quarter Ended					Year Ended
Exploration and Production	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2023
Production volumes

E&P Canada (mbbls/d)	46.7	45.3	39.8	45.9	46.7	44.4

E&P International (mbbls/d)	3.6	5.4	4.6	16.9	20.3	11.7
Total production volumes (mbbls/d)	50.3	50.7	44.4	62.8	67.0	56.1

Total sales volumes (mbbls/d)	63.3	29.2	42.7	71.6	68.7	52.9
Operating netbacks(A)(B)

E&P Canada ($/bbl)

Average price realized	111.73	118.20	120.59	108.44	104.39	111.49

Royalties	(14.68)	(15.10)	(16.33)	(13.46)	(11.60)	(13.82)

Transportation and distribution costs	(4.21)	(8.69)	(3.38)	(2.63)	(3.28)	(3.87)

Operating costs	(21.46)	(31.23)	(20.18)	(18.57)	(16.48)	(20.17)
Operating netback	71.38	63.18	80.70	73.78	73.03	73.63
E&P International (excluding Libya) ($/bbl)

Average price realized	—	—	—	105.63	116.95	112.16

Transportation and distribution costs	—	—	—	(3.19)	(3.13)	(3.16)

Operating costs	—	—	—	(19.16)	(12.00)	(15.03)
Operating netback	—	—	—	83.28	101.82	93.97

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.
50   2024 First Quarter   Suncor Energy Inc.

Quarterly Operating Summary (continued)
(unaudited)
	Quarter Ended					Year Ended
Refining and Marketing	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2023
Refined product sales (mbbls/d)	581.0	575.5	574.1	547.0	514.8	553.1

Crude oil processed (mbbls/d)	455.3	455.9	463.2	394.4	367.7	420.7

Rack forward sales volume (ML)	5 108	5 286	5 445	5 073	4 654	20 458

Utilization of refining capacity (%)	98	98	99	85	79	90
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(A)	46.65	37.45	50.10	38.10	55.45	45.00

Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(A)	45.75	47.05	42.45	41.10	59.15	47.00

Rack forward gross margin (cpl)(A)	5.00	6.90	5.95	6.35	7.20	6.55

Refining operating expense ($/bbl)(A)(B)	7.15	7.65	6.20	7.95	8.15	7.45

Rack forward operating expense (cpl)(A)	3.20	4.20	3.10	3.10	3.35	3.45
Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	112.6	115.2	112.6	108.9	111.9	112.2

Distillate	118.4	110.1	101.1	104.0	102.0	104.3
Total transportation fuel sales	231.0	225.3	213.7	212.9	213.9	216.5

Petrochemicals	13.7	8.1	8.6	14.5	11.5	10.6

Asphalt	15.8	17.6	22.5	18.9	14.7	18.4

Other	24.6	21.9	19.4	21.2	28.7	22.9
Total refined product sales	285.1	272.9	264.2	267.5	268.8	268.4
Crude oil supply and refining

Processed at refineries (mbbls/d)	216.5	217.8	215.4	212.3	203.9	212.4

Utilization of refining capacity (%)	98	98	97	96	92	96
Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	130.9	129.0	126.0	111.2	96.4	115.8

Distillate	141.7	141.3	145.9	140.4	130.7	139.6
Total transportation fuel sales	272.6	270.3	271.9	251.6	227.1	255.4

Asphalt	5.4	11.6	19.3	9.7	2.4	10.8

Other	17.9	20.7	18.7	18.2	16.5	18.5
Total refined product sales	295.9	302.6	309.9	279.5	246.0	284.7
Crude oil supply and refining

Processed at refineries (mbbls/d)	238.8	238.1	247.8	182.1	163.8	208.3

Utilization of refining capacity (%)	98	98	102	75	67	85

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(B)
In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company’s Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 First Quarter   Suncor Energy Inc.   51

Quarterly Operating Metrics Reconciliation
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	March 31, 2024			December 31, 2023
Quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 062	4 860	6 922	2 646	4 341	6 987

Other income (loss)	59	(4)	55	1 374	(11)	1 363

Purchases of crude oil and products	(557)	(72)	(629)	(820)	(29)	(849)

Gross realization adjustment(2)	(22)	(94)		(1 395)	(52)
Gross realizations	1 542	4 690		1 805	4 249

Royalties	(222)	(560)	(782)	(271)	(370)	(641)

Transportation and distribution	(158)	(134)	(292)	(199)	(195)	(394)

Operating, selling and general (OS&G)(C)	(582)	(1 900)	(2 482)	(573)	(1 823)	(2 396)

OS&G adjustment(3)	98	174		116	100
Net operating expenses	(484)	(1 726)		(457)	(1 723)
Operating netback	678	2 270		878	1 961

Sales volumes (mbbls)	21 280	50 077		25 529	42 070
Operating netback per barrel	31.96	45.29		34.44	46.56
	September 30, 2023			June 30, 2023
Quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	1 891	4 912	6 803	1 446	4 732	6 178

Other (loss) income	(5)	1	(4)	26	(31)	(5)

Purchases of crude oil and products	(274)	(43)	(317)	(327)	(34)	(361)

Gross realization adjustment(2)	22	(82)		15	(52)
Gross realizations	1 634	4 788		1 160	4 615

Royalties	(258)	(853)	(1 111)	(150)	(449)	(599)

Transportation and distribution	(140)	(114)	(254)	(119)	(176)	(295)

OS&G	(426)	(1 787)	(2 213)	(386)	(1 913)	(2 299)

OS&G adjustment(3)	66	154		63	114
Net operating expenses	(360)	(1 633)		(323)	(1 799)
Operating netback	876	2 188		568	2 191

Sales volumes (mbbls)	16 711	43 620		14 887	46 550
Operating netback per barrel	52.45	50.21		38.19	47.06

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

(C)
On November 20, 2023 (quarter ended Dec 31), Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
52   2024 First Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	March 31, 2023
Quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	1 235	4 832	6 067

Other income (loss)	124	(9)	115

Purchases of crude oil and products	(337)	(71)	(408)

Gross realization adjustment(2)	(105)	(108)
Gross realizations	917	4 644

Royalties	(61)	(211)	(272)

Transportation and distribution	(109)	(161)	(270)

OS&G(C)	(474)	(1 947)	(2 421)

OS&G adjustment(3)	115	190
Net operating expenses	(359)	(1 757)
Operating netback	388	2 515

Sales volumes (mbbls)	15 668	45 361
Operating netback per barrel	24.70	55.49
	December 31, 2023
Year ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	7 218	18 817	26 035

Other income (loss)	1 519	(50)	1 469

Purchases of crude oil and products	(1 758)	(177)	(1 935)

Gross realization adjustment(2)	(1 463)	(294)
Gross realizations	5 516	18 296

Royalties	(740)	(1 883)	(2 623)

Transportation and distribution	(567)	(646)	(1 213)

OS&G(C)	(1 859)	(7 470)	(9 329)

OS&G adjustment(3)	360	558
Net operating expenses	(1 499)	(6 912)
Operating netback	2 710	8 855

Sales volumes (mbbls)	72 795	177 601
Operating netback per barrel	37.25	49.88

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

(C)
On February 2, 2023 (quarter ended Mar 31), the company completed the acquisition of an additional 14.65% working interest in Fort Hills. On November 20, 2023 (quarter ended Dec 31), Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 First Quarter   Suncor Energy Inc.   53

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	March 31, 2024				December 31, 2023
Quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	—	609	156	765	—	259	236	495

Royalties	—	(80)	(62)	(142)	—	(33)	(105)	(138)

Transportation and distribution	—	(23)	(2)	(25)	—	(19)	(3)	(22)

OS&G	—	(128)	(13)	(141)	(5)	(75)	(17)	(97)

Non-production costs(6)	—	11			5	6
Operating netback	—	389			—	138

Sales volumes (mbbls)	—	5 432			—	2 191
Operating netback per barrel	—	71.38			—	63.18
	September 30, 2023				June 30, 2023
Quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	—	423	224	647	122	549	142	813

Royalties	—	(57)	(94)	(151)	—	(68)	(48)	(116)

Transportation and distribution	—	(12)	—	(12)	(4)	(13)	(4)	(21)

OS&G	—	(83)	(19)	(102)	(27)	(103)	(13)	(143)

Non-production costs(6)	—	13			5	9
Operating netback	—	284			96	374

Sales volumes (mbbls)	—	3 504			1 155	5 065
Operating netback per barrel	—	80.70			83.28	73.78
	March 31, 2023
Quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	184	458	92	734

Royalties	—	(51)	(35)	(86)

Transportation and distribution	(5)	(14)	(2)	(21)

OS&G	(26)	(81)	(26)	(133)

Non-production costs(6)	7	9
Operating netback	160	321

Sales volumes (mbbls)	1 574	4 389
Operating netback per barrel	101.82	73.03

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.
54   2024 First Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	December 31, 2023
Year ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	306	1 689	694	2 689

Royalties	—	(209)	(282)	(491)

Transportation and distribution	(9)	(58)	(9)	(76)

OS&G	(58)	(342)	(75)	(475)

Non-production costs(6)	17	37
Operating netback	256	1 117

Sales volumes (mbbls)	2 729	15 149
Operating netback per barrel	93.97	73.63

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 First Quarter   Suncor Energy Inc.   55

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Refining and Marketing
($ millions, except as noted)
	Quarter Ended					Year Ended
Refining and marketing gross margin reconciliation	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2023
Operating revenues	7 613	8 053	8 570	7 272	7 173	31 068

Purchases of crude oil and products	(5 588)	(6 448)	(6 268)	(5 797)	(5 354)	(23 867)
	2 025	1 605	2 302	1 475	1 819	7 201

Other income (loss)	74	81	(26)	13	156	224

Non-refining and marketing margin(7)	(42)	(11)	(4)	(33)	(2)	(50)
Refining and marketing gross margin – FIFO(A)	2 057	1 675	2 272	1 455	1 973	7 375

Refinery production (mbbls)(8)	44 074	44 756	45 342	38 214	35 583	163 895
Refining and marketing gross margin – FIFO ($/bbl)(A)	46.65	37.45	50.10	38.10	55.45	45.00
FIFO (gain) loss and risk management activities adjustment(B)	(40)	431	(348)	116	131	330
Refining and marketing gross margin – LIFO(A)(B)	2 017	2 106	1 924	1 571	2 104	7 705
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)	45.75	47.05	42.45	41.10	59.15	47.00
Rack forward gross margin

Refining and marketing gross margin – FIFO(A)	2 057	1 675	2 272	1 455	1 973	7 375

Refining and supply gross margin	(1 802)	(1 311)	(1 948)	(1 133)	(1 639)	(6 031)
Rack forward gross margin(A)(9)	255	364	324	322	334	1 344

Sales volume (ML)	5 108	5 286	5 445	5 073	4 654	20 458

Rack forward gross margin (cpl)(A)	5.00	6.90	5.95	6.35	7.20	6.55
Refining and rack forward operating expense reconciliation

Operating, selling and general	618	694	610	604	650	2 558

Less: Rack forward operating expense(A)(10)	165	222	170	157	156	705

Less: Other operating expenses(D)(11)	138	129	159	143	204	635
Refining operating expense(A)(D)	315	343	281	304	290	1 218

Refinery production (mbbls)(8)	44 074	44 756	45 342	38 214	35 583	163 895
Refining operating expense ($/bbl)(A)(D)	7.15	7.65	6.20	7.95	8.15	7.45
Sales volume (ML)	5 108	5 286	5 445	5 073	4 654	20 458

Rack forward operating expense (cpl)(A)	3.20	4.20	3.10	3.10	3.35	3.45

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Refining and marketing gross margin – LIFO excludes the impact of risk management activities.

(C)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(D)
In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company’s Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the quarterly operating summaries.
56   2024 First Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Refining and Marketing
Suncor custom 5-2-2-1 index(A)(12)
(US$/bbl, except as noted)		Quarter Ended					Year Ended
(average for the three months and twelve months ended)		Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2023
WTI crude oil at Cushing		76.95	78.35	82.20	73.75	76.10	77.60

SYN crude oil at Edmonton		69.55	78.65	85.00	76.65	78.20	79.60

WCS at Hardisty		57.60	56.45	69.30	58.70	51.35	59.00
New York Harbor 2-1-1 crack(B)		27.05	28.60	39.95	32.30	36.70	34.40

Chicago 2-1-1 crack(B)		19.80	17.10	27.45	28.60	31.55	26.15
Product value

New York Harbor 2-1-1 crack(C)	40%	41.60	42.80	48.85	42.40	45.10	44.80

Chicago 2-1-1 crack(D)	40%	38.70	38.20	43.85	40.95	43.05	41.50

WTI	20%	15.40	15.65	16.45	14.75	15.20	15.50

Seasonality factor		6.50	6.50	5.00	5.00	6.50	5.75
		102.20	103.15	114.15	103.10	109.85	107.55
Crude value

SYN	40%	27.80	31.45	34.00	30.65	31.30	31.85

WCS	40%	23.05	22.60	27.70	23.50	20.55	23.60

WTI	20%	15.40	15.65	16.45	14.75	15.20	15.50
		66.25	69.70	78.15	68.90	67.05	70.95
Suncor custom 5-2-2-1 index		35.95	33.45	36.00	34.20	42.80	36.60
Suncor custom 5-2-2-1 index (Cdn$/bbl)(A)		48.50	45.55	48.25	45.95	57.85	49.40

(A)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(B)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(C)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(D)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 First Quarter   Suncor Energy Inc.   57

Operating Summary Information
Non-GAAP and Other Financial Measures
Certain financial measures in this Supplemental Financial and Operating Information – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in return on capital employed (ROCE) and ROCE excluding impairments and impairment reversals, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense, net debt, total debt and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective Quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Report). Adjusted funds from (used in) operations and measures contained in ROCE and ROCE excluding impairments and impairment reversals, net debt and total debt are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. Operating netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.
Oil Sands Operating Netbacks
Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.
Exploration and Production (E&P) Operating Netbacks
E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.
Definitions
(1)
Cash operating costs are calculated by adjusting Oil Sands segment operating, selling and general expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

(2)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power generated from cogeneration units and sold that is recorded in operating revenue.

(4)
Reflects other E&P assets, such as Libya, for which netbacks are not provided.

(5)
Production from the company’s Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.

(6)
Reflects adjustments for general and administrative costs not directly attributed to production.

(7)
Reflects adjustments for intersegment marketing fees.

(8)
Refining production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustment for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

58   2024 First Quarter   Suncor Energy Inc.

(9)
Rack forward operating revenues, other income less purchases of crude oil and products.

(10)
Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.

(11)
Reflects operating, selling and general expenses associated with the company’s ethanol businesses and certain general and administrative costs not directly attributable to refinery production.

(12)
The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

Explanatory Notes
*
Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations
bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
cpl	– cents per litre
ML	– million litres
WTI	– West Texas Intermediate
SYN	– Synthetic crude oil benchmark
WCS	– Western Canadian Select
Metric Conversion
1 m3 (cubic metre) = approximately 6.29 barrels
2024 First Quarter   Suncor Energy Inc.   59